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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING



[ ] Form 10-K or Form 10-KSB   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q or
Form 10-QSB  [ ] Form N-SAR


  For Period Ended: September 30, 2000



  [ ] Transition Report on Form 10-K or Form 10-KSB
  [ ] Transition Report on Form 20-F
  [ ] Transition Report on Form 11-K
  [ ] Transition Report on Form 10-Q [or Form 10-QSB]
  [ ] Transition Report on Form N-SAR

  For the Transaction Ended: Not Applicable



Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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                         Part I-Registrant Information

                       Kaiser Group International, Inc.
                               9300 Lee Highway
                               Fairfax, VA 22031



                     Part II-Rules 12b-25 (a), (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons causing the inability to file timely, as described in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K or Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[N/A] (c) The accountant's statement or other exhibit required by the Rule 12b-25 has been attached if applicable.


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                              Part III- Narrative

On June 9, 2000 Kaiser Group International, Inc. and 38 of its subsidiaries filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. Their cases are currently pending in that court and are being jointly administered. Since June 9, 2000, each debtor has continued to operate its business as a debtor-in-possession.

Also on June 9, 2000, the Company announced that it intended to sell the majority of its Engineering operations in two separate sales. These sales were completed during the Company's quarter ended September 30, 2000 with the first completed on July 28, 2000 and the second completed as of August 18, 2000.

Also during the third quarter, the Company presented its plan of reorganization to the Bankruptcy Court to reorganize the business and restructure the indebtedness. The Company expects its amended plan of reorganization to be approved prior to the end of 2000.

These significant activities undertaken relative to these developments have contributed to the need for an extension for the filing of the Form 10-Q for the three and nine months ended September 30, 2000 within the prescribed time period.



Part IV- Other Information

(1) Name and telephone number of person to contact in regard to this notification.

      Timothy P. O'Connor, Executive Vice President  (703) 934-3000
      ---------------------------------------------  ------------------
      (Name)                                         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

      [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      [X] Yes  [ ] No    See Attachment for Part IV - Item (3)

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




Kaiser Group International, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  November 14, 2000                     By /s/Timothy P. O'Connor
                                           ----------------------------------
                                           Executive Vice President and
                                           Chief Financial Officer


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Attachment for Part IV - Item (3)


Anticipated changes in the operating results for the three and nine months ended September 30, 2000 versus the same periods in 1999 include the following:

 . Effective June 8, 2000, the Company changed its method of accounting for its 50% ownership interest in the Kaiser-Hill subsidiary due to a change in the Company's ability to designate members of Kaiser-Hill's board of directors. Prior to June 8, 2000, the Company consolidated Kaiser-Hill's results with those of its other wholly-owned subsidiaries and reported a minority interest obligation for the portion of Kaiser-Hills' earnings owned by the other 50% partner. On June 8, 2000 however, the Company signed an agreement to transfer to the other 50% owner, its right to designate three out of the five members of Kaiser-Hill's board of directors. The Company will retain the right to designate two out of the five members of the board of directors. The Company's Statement of Operations for the three and nine months ended September 30, 2000 will therefore include the consolidated results of Kaiser-Hill from January 1 through June 8, 2000 and will include only the Company's equity ownership in Kaiser-Hill's earnings from June 9 through September 30, 2000. Prior financial statement periods will not be restated for this accounting change.

     . The net operating results recorded by the Company's for its 50%-owned Kaiser-Hill subsidiary were approximately $2.0 million and $8.0 million for the three and nine month periods ended September 30, 2000 versus $2.1 million and $6.3 million for the same periods in 1999. The change in the results for 2000 is largely due to the fact that on January 24, 2000, Kaiser-Hill was awarded the follow-on Rocky Flats contract (the Closure Contract)which became effective February 1, 2000 and terminated the remaining period of the predecessor contract as of January 31, 2000. Upon the termination of the predecessor contract in January, the Kaiser-Hill recorded approximately $7.0 million representing the amount of previously unrecognized performance fee that was awarded through to closeout of the predecessor contract (the Company's share being 50%).

 . During the quarter ended September 30, 2000, the Company sold the remainder of its Engineering operations in two separate transactions. Subsequent to those sales, completed as of July 28, 2000 and August 18, 2000, the Company is no longer actively engaged in the engineering business apart from one retained contract that is in the final phases of completion for the manufacture of a steel mini-mill in the Czech Republic. As a result of these sales, the Company will present the net operating results of its Engineering Operations as "discontinued operations" for all current and prior periods presented in the Form 10-Q for the three and nine months ended September 30, 2000. Included in the discontinued operations results reported in 1999 are also the results previously presented for the Company's Environment and Facilities Management
(EFM) and Consulting Groups that were discontinued and divested in 1999.

     . The net income (loss) from discontinued operations during the three and nine months ended September 30, 2000 approximated ($0.5) million and $2.6 million versus $1.2 million and $2.0 million for the same periods in 1999. The EFM and Consulting portions of the discontinued operations were sold in the second quarter of 1999 for total proceeds of $135.0 million and recorded a net gain of $48.8 million. The remaining Engineering portions of the discontinued operations were sold during the third quarter of 2000 for total proceeds of $36.7 million and a recorded net (loss) approximating $10.5 million after considering the non-deductibility for income tax purposes of the associated goodwill and intangible write-offs. Approximately $8.0 million of this loss will be offset by an equal income tax benefit to be recognized on previously unbenefitted net operating losses.

 . Selling, general and administrative expenses incurred during the three and nine months ended September 30, 2000 and totaled $1.4 million and $6.2 million versus $1.7 million and $6.8 million incurred during the same periods in 1999. These expenses were incurred largely to support the operations and ultimate divestiture of the discontinued businesses as well as for bankruptcy resolution matters and corporate downsizing activities.

 . During the three and nine months ended September 30, 2000 the Company incurred approximately $2.5 million and $4.5 million, respectively, in costs associated with its bankruptcy activities - including professional fees, court fees, printings and

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mailings, and severance and staff retention costs among others. During the nine months ended September 30, 1999, the Company incurred unusual charges totaling $10.7 million for severance and other activities that were addressing the restructuring of its debt and reorganization of its remaining operations that were undertaken prior to the inception of the bankruptcy.

 . Depreciation expense decreased by approximately $0.3 million and $1.5 million during the three and nine months ended September 30, 2000 compared to the same period in 1999 largely as a result of:

  . the write off of approximately $25.0 million of goodwill in the second quarter of 1999 upon the completion of the sales of the EFM and Consulting Groups;

  . the write off of the unamortized balance of original issuance costs associated with the $14.0 million in Senior Notes that were repurchased in October 1999;

  .  the reduction in goodwill of approximately $1.5 million in December
     1999 resulting from a change in the purchase price of a business acquired in 1998, and lastly,

  . the write off of approximately $10.0 million and $9.0 million in goodwill and intangibles in the third quarter of 2000 upon the completion of the sales of its Infrastructure and Metals engineering units, respectively.

 . Interest expense decreased by $5.4 million and $9.2 million, respectively, during the three and nine month periods ended September 30, 2000 as compared to the same periods in 1999 due to the following:

  . After completing several asset sales in 1999, the Company used some of the sale proceeds to extinguish outstanding debt. Specifically, in June 1999, the Company paid off the entire balance on its revolving credit facility and in October 1999, and repurchased $14.0 million in outstanding Senior Notes.

  . In connection with the Company's filing of bankruptcy on June 9, 2000, the holders of its $125 million in outstanding Senior Subordinated Notes filed a claim for indebtedness that included unpaid interest from January 1, 2000 to June 9, 2000. The Company's financial statements have been prepared under the assumption that no interest will be claimed by the noteholders for any periods subsequent to June 9, 2000. Accordingly, approximately $0.8 million of interest expense that had been previously accrued for a period beyond June 9, 2000 has been reversed in the quarter ended September 30, 2000.

  . On September 12, 2000, the Company used a portion of the proceeds from its asset sales (see below) to redeem the remaining $1.0 million in outstanding Senior Notes at 100% of par plus accrued interest from January 1, 2000. Net of the write off of unamortized original issue costs, the Company recognized an extraordinary loss on the early extinguishment of debt in the third quarter of 2000 totaling ($0.1) million.


  The complete Management's Discussion and Analysis of each period's operating results will be included in the actual Form 10-Q for the three and nine months ended September 30, 2000 filed after this extension.



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